Exhibit 99.1

Four Seasons Education Announces Cash Dividend

SHANGHAI, August 14, 2024 (PRNewswire) – Four Seasons Education (Cayman) Inc. (“Four Seasons Education” or the “Company”) (NYSE: FEDU), a tourism and education-related service provider in China, today announced that its Board of Directors has declared a cash dividend of US$0.23 per ordinary share, or US$2.30 per American Depositary Share ("ADS"). The dividend is expected to be paid on or about September 12, 2024 to holders of ADS and ordinary shares of record as of the close of business on August 31, 2024, at 4:00 p.m. Eastern Time.

About Four Seasons Education (Cayman) Inc.

Four Seasons Education (Cayman) Inc. is a service provider of both tourism and education-related services in China. The Company's program, service and product offerings mainly consist of non-academic tutoring programs, school-based tutoring product solutions and training programs for teachers, study camps and learning trips for students, and travel agency services for all age groups.

For more information, please visit https://ir.sijiedu.com.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract new students and retain existing students, its ability to deliver a satisfactory learning experience and improving their academic performance, PRC regulations and policies relating to the education industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F.

For investor and media inquiries, please contact:

In China:

Four Seasons Education (Cayman) Inc.

Olivia Li

Tel: +86 (21) 6317-6177

E-mail: IR@fsesa.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: fourseasons@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: fourseasons@tpg-ir.com